Dror Ortho-Design, Inc.
Shatner Street 3
Jerusalem, Israel

May 10, 2024

VIA EDGAR

Division of Corporation Finance
Office of Industrial Applications and Services
U.S. Securities and Exchange Commission
Washington, D.C. 20549
Attention: Robert Augustin and Lauren Nguyen

Re:	Dror Ortho-Design, Inc.
Amendment No. 1 to the Registration Statement on Form S-1/A
Originally filed on February 9, 2024, as amended on April 17, 2024
File No. 333-276981 (as amended, the “Registration Statement”)

Dear Mr. Augustin and Ms. Nguyen:

On behalf of Dror Ortho-Design, Inc. (the “Company”), we hereby transmit the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated May 3, 2024, regarding the Registration Statement. For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed the comment with the Company’s response.

Amendment No. 1 to Registration Statement on Form S-1

Plan of Distribution, page 108

1.	We note your response to prior comment 1 and reissue it in part. You state here that the selling shareholder sales may be at fixed or negotiated prices. You also state that "the Selling Securityholders and any broker-dealers or agents that are involved in selling the securities may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales." Given the nature of the offering and its significant size relative to the number of shares outstanding held by non-affiliates, it appears that this transaction may be an indirect primary offering by or on behalf of the company. Accordingly, please either revise your prospectus cover page and here to disclose that the selling shareholders will offer the shares at a fixed price for the duration of the offering and identify the selling shareholders as underwriters or provide us with a detailed analysis as to why the proposed offering is not an indirect primary offering on your behalf and thus should appropriately be characterized as a transaction eligible to be made pursuant to Rule 415(a)(1)(i) under the Securities Act. Please refer to Question 612.09 of our Compliance & Disclosure Interpretations for Securities Act Rules, which can be found on our website.

The Company respectfully submits that the offering contemplated in the Registration Statement is not an indirect primary offering, but is a valid secondary offering by or on behalf of the selling stockholders that may be registered for resale on a continuous basis pursuant to Rule 415(a)(1)(i) of Regulation C of the Securities Act of 1933, as amended (the “Securities Act”).

Rule 415(a)(1)(i) provides that securities may be registered for an offering to be made on a continuous or delayed basis in the future, provided that the registration statement pertains only to securities “which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary.” Thus, Rule 415(a)(1)(i) permits an issuer to register securities to be sold on a delayed or continuous basis by the selling stockholders in a secondary offering.

U.S. Securities & Exchange Commission
May 10, 2024

In Interpretation 612.09 of the Staff’s Securities Act Rules Compliance and Disclosure Interpretations (“C&DI”), the Staff sets forth a detailed analysis of the relevant factors that should be examined when determining whether the offering is by or on behalf of a person other than the registrant. Interpretation 612.09 provides that:

“It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer. Underwriter status may involve additional disclosure, including an acknowledgment of the seller’s prospectus delivery requirements. In an offering involving Rule 415 or Form S-3, if the offering is deemed to be on behalf of the issuer, the Rule and Form in some cases will be unavailable (e.g., because of the Form S-3 “public float” test for a primary offering, or because Rule 415(a)(1)(i) is available for secondary offerings, but primary offerings must meet the requirements of one of the other subsections of Rule 415). The question of whether an offering styled as a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.”

Each of the relevant factors listed in Interpretation 612.09 is discussed below. Based on an analysis of the specific factors listed in Interpretation 612.09 and all the circumstances for the Company, the Company respectfully submits that the transaction described herein is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i).

(A) How long the selling stockholders have held the shares

Given the length of time the Investors (as defined herein) have held the Securities (as defined herein), this factor weighs favorably in finding that the offering by the Investors under the Registration Statement constitutes a secondary offering and not an indirect primary offering.

Share Exchange

On July 5, 2023, the Company entered into a Share Exchange Agreement (as amended by that certain Amendment to Share Exchange Agreement, dated August 14, 2023, the “Exchange Agreement”) by and among the Company, Dror Ortho-Design Ltd., a company incorporated under the laws of the State of Israel (“Private Dror”) and all shareholders (the “Shareholders”) of Private Dror (the “Share Exchange”). Pursuant to the Exchange Agreement, on August 14, 2023, the Shareholders transferred all of their ordinary shares in Private Dror to the Company in exchange for newly issued shares of Series A Convertible Preferred Stock (the “Share Exchange Preferred Shares”), par value $0.0001 per share (the “Series A Preferred Shares”), of the Company and shares of common stock (“Share Exchange Shares”), par value $0.0001 per share (the “Common Stock”), of the Company. Additionally, pursuant to the terms and conditions of the Exchange Agreement, all outstanding Series A-4 Warrants to purchase Private Dror’s ordinary shares were assumed by the Company and converted into Private Placement Warrants (as defined herein) (the “Share Exchange Warrants”). The securities issued pursuant to the Share Exchange were exempt from the registration requirements of the Securities Act pursuant to Regulation S promulgated thereunder as an offering outside the U.S. and/or Rule 506 of Regulation D of the Securities Act, as applicable.

U.S. Securities & Exchange Commission
May 10, 2024

Private Placement

In connection with the Share Exchange, the Company entered into a securities purchase agreement, by and among the Company and each of the purchasers thereto, dated August 14, 2023 (the “Securities Purchase Agreement”), pursuant to which the Company sold (1) shares of Common Stock (the “Private Placement Shares,” and together with the Share Exchange Shares, the “Common Shares”) and shares of the Company’s Series A Preferred Shares (the “Private Placement Preferred Shares,” and together with the Share Exchange Preferred Shares, the “Preferred Shares”), or a combination thereof, at an effective purchase price of $0.011 per share of Common Stock sold or underlying such shares of Private Placement Preferred Shares and (2) five-year warrants to acquire shares of Common Stock at an exercise price of $0.033 per share (“Private Placement Warrants,” and together with the Share Exchange Warrants, the “Warrants”; and Private Placement Warrants, together with Private Placement Shares and Private Placement Preferred Shares, the “Private Placement Securities”) in a private placement (the “Private Placement”) to certain investors (collectively, the “Private Placement Investors,” and together with the Shareholders, the “Investors”). On September 13, 2023, pursuant to Section 2.1 of the Securities Purchase Agreement, the Company sold additional Private Placement Preferred Shares and Private Placement Warrants to certain investors. The Private Placement Securities were sold pursuant to exemption from the registration requirements of the Securities Act under Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D thereunder. The shares of Common Stock issuable upon the conversion of the Preferred Shares are herein referred to as “Conversion Shares,” the shares of Common Stock issuable upon the exercise of the Warrants are herein referred to as “Warrant Shares,” and the Common Shares, the Warrants and the Preferred Shares are collectively herein referred to as the “Securities.”

Holding Period

Generally, the longer shares are held, the less likely it is that the selling stockholders are acting as a mere conduit for the Company. Because the purchase price has already been paid and the Securities have already been delivered to the Investors, the Investors bear the investment risk of holding all of these securities issued under the Securities Purchase Agreement and Share Exchange Agreement, as applicable. The Investors participated in the Private Placement and/or the Share Exchange with the knowledge that they might not be able to exit their positions at a profit, and they provided evidence that they purchased the Securities with the intent to invest, rather than to effect a distribution, as an underwriter would have.

The Investors have already been subject to the full investment risk associated with ownership of the Securities for a period eight months, and even if the Registration Statement were immediately declared effective it would be several months, at a minimum, before the Investors could resell all of the Securities and/or Common Stock underlying the Securities, which the Company is seeking to register. Accordingly, the Investors cannot be compared to underwriters as underwriters (by definition) do not take long term risk on an issuer’s equity securities.

Furthermore, the Company notes that there is no mandatory holding period for a private investment in public equities (“PIPE”) transaction, such as the Private Placement, to be characterized as a private placement. We believe a similar analysis applies to the Share Exchange Shares, the Share Exchange Preferred Shares and the Share Exchange Warrants issued in the Share Exchange Agreement, which were exempt from the registration requirements of the Securities Act.

As noted by the Staff in Securities Act C&DI Question 139.11, a valid secondary offering could in theory occur immediately following the closing of a private placement. C&DI Question 139.11 provides as follows:

“In a PIPE transaction, a company will be permitted to register the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities […] to the investor, and the investor is at market risk at the time of filing of the resale registration statement. The investor must be irrevocably bound to purchase a set number of securities for a set purchase price that is not based on market price or a fluctuating ratio, either at the time of effectiveness of the resale registration statement or at any subsequent date. […] There can be no conditions to closing that are within an investor’s control or that an investor can cause not to be satisfied. For example, closing conditions in capital formation transactions relating to the market price of the company’s securities or the investor’s satisfactory completion of its due diligence on the company are unacceptable conditions. The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement.”

U.S. Securities & Exchange Commission
May 10, 2024

As the interpretation states a company may even register a secondary offering before shares are issued in a PIPE transaction. The Company is not aware of any Staff guidance on Rule 415 addressing the appropriate length of time shares must be held in order to determine whether a purported secondary offering is really a primary offering. In addition, the Company is not aware that the Staff has taken the position that the period of time elapsing between a closing and effectiveness of a registration statement has raised concerns about whether the offering is a valid secondary offering, and the Company believes such a position would be inconsistent with C&DI Question 139.11 mentioned above, which allows inclusion of the securities sold after a registration statement is filed if the registration statement is not yet effective.

(B) The circumstances under which the selling stockholders received their shares

The securities being registered for resale were issued and sold to the Investors pursuant to the Securities Purchase Agreement and the Exchange Agreement in an arm’s-length transaction that was vigorously negotiated, including between legal counsels for the Company and the lead Investor (as defined in the Securities Purchase Agreement), as applicable, and which complied in all respects with Section 4(a)(2) of the Securities Act, Rule 506 of Regulation D or Regulation S, as applicable.

As set forth in the Registration Statement, other than receipt of the exercise price of the Warrants, the Company will not receive any proceeds from the resale of the Common Shares, Conversion Shares and the Warrant Shares by the Investors. Although the question of who receives proceeds is not the only factor on which the analysis of the character of an offering should be based, the fact that the Company will not receive any financial benefits from the sales of the securities being registered further supports the conclusion that the proposed offering is not a primary offering on behalf of the Company.

Furthermore, each of the Private Placement Investors specifically represented to the Company, as set forth in Section 3.2(b) of the Securities Purchase Agreement, that it was acquiring the securities for its own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof, and it had no intention of distributing any of the securities in violation of the Securities Act or any applicable state securities law and had no direct or indirect arrangement or understandings with any other persons to distribute or regarding the distribution of such securities in violation of the Securities Act or any applicable state securities law. Similarly, each Shareholder represented to the Company, as set forth in Section 2.10 of the Share Exchange Agreement, either (A) that it was an accredited investor within the meaning of Rule 501(a) of Regulation D, or (B) (i) that such Shareholder is not a U.S. person (as that term is defined in Regulation S), (ii) that there were no directed selling efforts of any kind made in the United States either by the Shareholder or any affiliate or other person acting on the Shareholder’s behalf, and (iii) such Shareholder is not acquiring the securities for the account or benefit of any U.S. person.

In addition, as far as the Company is aware, none of the Investors have engaged, or will engage, in any directed selling efforts, marketing or other solicitation of purchasers or otherwise pre-arrange for the sale of the shares of Common Stock being registered. Investors are expected to sell the shares of Common Stock in ordinary trading in public markets and, accordingly, are subject to general risks of trading securities in public markets, including the risk that the Investors sell shares below their cost basis.

(C) Selling stockholders’ relationship with the Company

Of the 38 total Investors, only Eliyahu (Lee) Haddad, the Company’s Chief Executive Officer and director; Moshe Shvets, the Company’s Chief Technology Officer and director; Chaim Hurvitz, the Company’s chairman of the board of directors of the Company, indirectly through his control over the securities held by Shirat HaChaim Ltd.; and Chaim Ravad, the Company’s director, participated in the Share Exchange and/or the Private Placement, and therefore, the overwhelming majority of the selling stockholders do not have any relationship with the Company other than as passive investors in the Company. Other than described herein, none of the Investors or their respective affiliates has held any position or office or has had any material relationship with the Company within the past three years. Moreover, the Staff has previously noted in the C&DI Question 212.15 that “affiliates of issuers are not necessarily treated as being the alter egos of the issuers. Under appropriate circumstances, affiliates may make offerings that are deemed to be genuine secondaries.” As a result, this factor weighs favorably in the Company’s determination that the offering for resale of the Common Shares, Conversion Shares and Warrant Shares by the Investors under the Registration Statement is a secondary offering and not a primary offering.

U.S. Securities & Exchange Commission
May 10, 2024

The Company further notes that each of Moshe Shvets, Shirat HaChaim Ltd. and Chaim Ravad have entered into lock-up agreements (the “Lock-Up Agreements”) with the Company and Private Dror. Under the Lock-Up Agreements, each Shareholder agreed to not offer, sell, contract to sell, lend, hypothecate, pledge or otherwise dispose of the securities received by such Shareholder in connection with the Share Exchange. The Lock-Up Agreements will remain in effect until the sooner of (i) twenty-four (24) months after the closing date of the Share Exchange, and (ii) twelve (12) months after Private Dror’s common stock is listed for trading on any of the NYSE American, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market or the New York Stock Exchange, or their respective successors.

(D) The amount of shares being registered

The Company acknowledges the large amount of shares of common stock involved; however, the Company does not believe that the amount of shares being registered alone warrants re-characterizing a valid secondary offering as a primary offering. Pursuant to Interpretation 612.09, the amount of shares being offered is only one of several factors to be considered in evaluating whether, under all the circumstances, a purported secondary offering is instead an indirect primary offering. Furthermore, the Staff’s own interpretations support the Company’s position. For example, C&DI Interpretation 612.12 describes a scenario in which a holder of more than 70% of the outstanding stock is able to effect a valid secondary offering. The interpretation states, in relevant part:

“A controlling person of an issuer owns a 73% block. That person will sell the block in a registered ‘at-the-market’ equity offering. Rule 415(a)(4) applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).”

The Company believes that these interpretive provisions make clear that a single holder of in excess of 50% of the public float of a company’s common stock can effect a valid secondary offering of its shares unless other facts, beyond the mere level of ownership, indicate that the selling stockholder is acting as a conduit of the issuer. The Company notes that in this offering, no one selling stockholder holds more than 12.91% of the outstanding shares of Common Stock of the Company.

Moreover, there is no evidence that a distribution would occur if the Registration Statement is declared effective. The Company is not aware of any agreements or understandings with any person with respect to the distribution of the shares. We note that under Rule 100(b) of Regulation M, a “distribution” is defined to require special selling efforts:

“[A]n offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and special selling methods.” (emphasis added)

Accordingly, the Company has not been advised, and is not otherwise aware, of any special selling efforts or selling methods that have been or will take place in connection with the filing of the Registration Statement. Nor is there any evidence that any of the selling stockholders have conducted any road shows or taken any other actions to condition or “prime” the market for their shares. The mere size of a potential offering does not make a proposed sale a “distribution,” and the Company believes that the other factors discussed in this letter support the characterization of the offering as secondary in nature.

(E) Whether the selling stockholders are involved in the underwriting business

To our knowledge, none of the Investors are involved in the underwriting business.

(F) Whether the selling stockholders act as conduit of the Company

Based on the foregoing analysis and the totality of the facts and circumstances, the Company believes that the facts support the conclusion that the Investors are not acting on the Company’s behalf and are motivated by their own self-interests, and therefore are not acting as conduits of the Company.

* * * * *

U.S. Securities & Exchange Commission
May 10, 2024

We thank the Staff for its review of the foregoing. Should any member of the staff of the Commission have any questions or comments with respect to this request, please contact our counsel, Haynes and Boone, LLP, attention: Rick Werner, Esq. at (212) 659-4974.

Very truly yours,

Dror Ortho-Design, Inc.

By:	/s/ Eliyahu (Lee) Haddad
Eliyahu (Lee) Haddad
Chief Executive Officer

cc: Rick Werner, Esq., Haynes and Boone, LLP